September 4, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attention:	Brittany Ebbert
Kathleen Collins

Re:	MeridianLink, Inc.
Form 10-K for the Year Ended December 31, 2024
Response dated August 12, 2025
File No. 001-40680

Dear Ms. Ebbert and Ms. Collins:

MeridianLink, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”), Office of Technology, of the U.S. Securities and Exchange Commission with respect to our Form 10-K filed on March 13, 2025 (the “Form 10-K”, as set forth in the Staff’s letter, dated August 20, 2025, addressed to Elias Olmeta (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the Comment Letter are included and italicized below.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

1.We note your response to prior comments 3 and 4. We also note the statement made by your CFO in the Q1 2025 earnings call highlighting a "few KPIs for our lending business that demonstrate its resilience and acceleration..." and the specific references to the amount of, and changes in, ARR and NRR. Please address the following:

•Explain further how you use revenue and revenue growth in assessing your ability to attract new customers and retain and grow existing customers.

Response:

Revenue includes subscription fees, professional services (implementation and consulting), and other revenue (partner related). Revenue growth is driven by additional revenue from (1) new subscriptions and implementations with existing customers, (2) new subscriptions and implementations with new customers, and (3) revenue from existing and new partners. Therefore, if revenue is growing, it provides an indicator of our ability to retain and grow existing customers and/or attract new customers. From time to time, we may experience customer loss and/or existing customers utilizing fewer subscriptions and implementations, leading to lost revenue and a reduction of revenue growth, which would be an indicator of less retention.

•Tell us what is meant by your statement that you are unable to "reasonably quantify" the impact of new and existing customers. Given that statement, explain how you are able to assert the "majority" of the increase in Lending Software Solutions is due to cross-selling to existing customers.

Response:

The Company respectfully advises the Staff that it is difficult for the Company to quantify the exact contribution in a given period from new and existing customers to increases or decreases in revenue in that period. With respect to new customers, a customer is considered a “new” customer when a contract is signed with the customer. The period in which a new customer is reported in customer count within the supplemental disclosure in the Company’s investor presentation materials is often different from the period when revenue starts being recognized, which is the date upon which the Company’s solution is made available to the customer (“go-live”). The timing difference between contract signing to “go-live” could range from weeks to many months and is impacted by several factors including project scope and complexity, internal resource availability, and customer requirements. Because the Company does not systematically track the contract signing date with the corresponding start date of revenue recognition, it is challenging to reasonably quantify revenue changes from “new’ customers versus “existing” customers.

With respect to existing customers, it is very challenging for the Company to precisely separate the various increases and decreases with the precision appropriate for quantitative disclosure in an SEC filing with the Commission and upon which the Company’s investors will presumably rely. Data feeds between systems have not been fully configured to consolidate the appropriate data, and data analytics tools to perform these calculations have not been fully developed.

Notwithstanding the challenges in precise quantification described above, the Company strongly believes that its existing business has grown and scaled to the point that (and it has sufficient historical experience to be extremely confident that) revenue contributed by new customers in a given period will be small relative to the contribution from the Company’s existing aggregate revenue base, because new customer agreements typically have limited revenue contribution to the period in which they are added as a new customer – both due to the ratable recognition of revenue over the entire term of contract and the fact that new customers tend to start with a smaller set of initial solutions from the Company and expand their usage over time to include more of our platform solutions. In addition, approximately 2,000 community financial institutions currently rely on the Company’s platform solutions, and this large existing customer base drives expansion that generates most of the period over period increases in our Lending Software Solutions revenue.

•Tell us how you considered ARR, NRR and customer count as additional measures to support your discussion of the increase in Lending Software Revenue and decrease in Data Verification Software Solutions. In this regard, we note NRR for Lending Software Revenue has historically been greater than 100% while NRR for Data Verification Software Solutions has historically been less than 100%. We also note the declining trend in your overall customer count.

Response:

The Company respectfully advises the Staff that ARR, NRR, and customer count are not material to the Company, the Company does not view such metrics as enhancing an understanding of the registrant’s financial condition and results of operations, and the Company does not use such indicators in managing its business. The Company does not believe these metrics are necessary to include in the Company’s Management's Discussion and Analysis of Financial Condition and Results of Operations under the requirements of Item 303(a) of Regulation S-K. We do not believe they represent a “limited set of critical variables which presents the pulse of the business” as stated in SEC Release No. 33-10751.

In the Q1 2025 earnings call, the factors driving the increase in lending software revenue and decrease in data verification software solutions revenue were separately discussed prior to the discussion of the metrics noted by Staff. The additional metrics referenced by the Staff were not presented as the primary drivers of the changes in revenue, but rather as broader contextual data points intended to illustrate the overall “resilience and acceleration” of the business despite the tough operating environment in the first quarter. For example, the discussion described a metric as “a great proof point of the stickiness of our customers through a difficult operating environment.” Although such metrics are not typically mentioned by management, in this quarter they exhibited unusual trends and the larger environment was unique with changes in tariff policies.

In future filings, the Company will not mention ARR, NRR and customer count as additional metrics and will not include such metrics in any supplemental disclosure in the Company’s investor presentation materials, which were included previously solely as an informational bridge to historical disclosure from the Company’s IPO for convenience.

Notes to Consolidated Financial Statements
Note 3 - Revenue Recognition, page 85

2.We note your response to prior comment 4, including that you intend to provide the disclosure required by ASC 606-10-50-13 after remediation efforts related to your material weakness are completed. Please tell us how your financial statements and related disclosures comply with ASC 606 given the apparent limitations created by your un-remediated material weaknesses.

Response:

As stated in Item 9A of Form 10-K, during the year ended December 31, 2023, we identified a material weakness in our internal control over financial reporting related to the design and operating effectiveness of controls over revenue. This was in large part due to the lack of a current, comprehensive contract database. Without such a database, preparing the remaining performance obligations (RPO) disclosure would require significant manual effort. However, we do have the necessary data to comply, in all material respects, with ASC 606 in our financial statements and other disclosures. As stated in Item 9A of Form 10-K, we can confirm that there has been no restatement of prior period financial statements and no change to our previously released financial results as a result of this material weakness.

The Company notes that ASC 606-10-50-14A(b) excludes from the RPO disclosure variable consideration that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise that forms part of a series. As disclosed, the Company’s usage-based fees relate to the services transferred to customers in that month, and thus are excluded from the RPO disclosure. These revenues represent approximately 48% of our total revenues.

While the Company did not provide the RPO disclosure related to its fixed consideration, it does include other relevant disclosures including a description of its revenue streams and relevant contract terms and the timing of satisfaction of each performance obligation, as well as disaggregated disclosure of revenue by solution type and source. The Company discloses the nature of contract assets (i.e. accounts receivable) and contract liabilities (i.e. deferred revenue), including significant changes in deferred revenue during the year. The Company believes these comprehensive disclosures provide the users of the financial statements with sufficient information to understand the nature, timing, and amount of revenue recognition (including future revenue to be recognized from deferred revenue balances) and the periods over which such revenues are derived.

However, the Company acknowledges the requirement to disclose its remaining performance obligations, and will include the RPO disclosure in its Form 10-K for the year ended December 31, 2025 if at that time it is still a public reporting company. As announced on August 11, 2025, the Company has signed an agreement to be acquired by Centerbridge Partners and be taken private. This transaction is expected to close in the second half of 2025.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (714) 708-6950.

Sincerely,

/s/ Elias Olmeta
Elias Olmeta
Chief Financial Officer

cc:	Kayla Dailey, Esq., MeridianLink, Inc.
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP
Bradley C. Weber, Esq., Goodwin Procter LLP
Natalie Martirossian, Esq., Goodwin Procter LLP